

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 4651

April 26, 2018

Seth Birnbaum
President and Chief Executive Officer
EverQuote, Inc.
210 Broadway
Cambridge, Massachusetts 02139

> **Re:** **EverQuote, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 30, 2018**
> **CIK No. 0001640428**

Dear Mr. Birnbaum:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1.   Please provide support for your statements that you "operate the largest online marketplace for insurance shopping in the United States," "are consistently one of the largest and most efficient consumer acquisition and retention channels for your insurance provider customers," and "estimate that [you] have an immediate opportunity in excess of $2.6 billion per year, with a total addressable market over the long term of $120 billion annually."

Seth Birnbaum
EverQuote, Inc.
April 26, 2018
Page 2

Our Business, page 1

2.   Please provide us with a copy of the consumer survey you conducted in 2017. Clearly
        mark the specific language in the supporting materials that supports each statement in the
        prospectus.

Risks Associated with Our Business, page 6

Our business is substantially dependent on revenue from automotive insurance providers…, page
19

3.   With respect to sales of automobile insurance, please quantify the percentage of revenue
        it accounts for with respect to the periods presented. Additionally, to the extent there are
        material risks associated with offering life insurance products, please revise to provide
        related risk factor disclosure.

Selected Financial and Other Data

Non-GAAP Financial Measures, page 55

4.   We note your disclosure that Variable Marketing Margin excludes costs and other
        operating expenses that are significant recurring expenses for your business. As these are
        normal, recurring, cash operating expenses necessary to operate your business please
        explain to us how you concluded that these adjustments were appropriate. Refer to
        Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations. Also,
        clarify further for us what this measure represents and revise to further explain why
        management believes it is useful information to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 59

5.   You disclose the following information or key factors throughout your filing: quote
        requests, customer visits, number of insurance providers, the spend per provider on
        platform, number of referrals per quote request, bid rate per quote request, revenue per
        provider, cost per quote, and Everdrive downloads. These appear to be important
        measures of your operating performance. Please revise, as applicable, to define what
        comprises and how you compute each of your performance metrics, and provide an
        enhanced quantitative and qualitative discussion and analyses of the changes in these
        metrics for each period presented or explain to us why you do not believe these metrics
        contribute meaningfully to understanding and evaluating your company. Refer to Item
        303 of Regulation S-K and Section III.B of SEC Release 33-8350.

Composition of the Board of Directors, page 99

6.   We refer to Section 2.1 of the Voting Agreement filed as Exhibit 9.1. Please revise to
        clarify that the Link voting agreement will continue in full force and effect until
        terminated by written consent of Link Ventures in its sole discretion.

Related Party Transactions

Agreements with Entities Affiliated with Link Ventures, page 114

7.   Please expand to provide material terms of the agreements with affiliates of Link
        Ventures and file such agreements (or form of agreements or master agreements) as
        exhibit to the registration statement or tell us why this information is not material. Refer
        to Item 601(b)(10) of Regulation S-K.

Industry and Other Data, page 140

8.   You state that all of the market data used in the prospectus involve a number of
        assumptions and limitations, and you caution investors not to give undue weight to such
        estimates. This statement appears to disclaim the issuer's responsibility for information
        in the registration statement.

General

9.   Please supplementally provide us with copies of all written communications, as defined
        in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
        behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,
        whether or not they retain copies of the communications.

10.   Please revise your graphical presentations in the prospectus to disclose that the 2017
        survey was conducted by EverQuote.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: David A. Westenberg, Esq.
        Jason L. Kropp, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP